Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

May 4, 2009

iPath

iPath Exchange Traded Notes

iPath® Optimized Currency Carry ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption[1], based on the performance of the index less investor fees. The iPath® Optimized Currency Carry ETN is designed to provide investors with cost-effective exposure to the Barclays Capital Intelligent Carry Index™.

NOTE DETAILS

Ticker	ICI
Intraday indicative value ticker	ICI.IV
Bloomberg index ticker	BXIICIUS
CUSIP	06739H412
Primary exchange	NYSE Arca
Yearly fee	0.65%*
Inception date	01/31/08
Maturity date	01/28/38
Index	Barclays Capital Intelligent Carry Index™

* The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

CUMULATIVE INDEX RETURNS



160%
140%
120%
100%
80%
60%
40%
20%
0%
-20%
PERCENTAGE CHANGE
2001
2002
2003
2004
2005
2006
2007
2008

As of 03/31/09 (daily returns). Index returns prior to 9/25/06 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index.

CURRENCY BREAKDOWN



100
50
0
-50
-100
CURRENCY WEIGHTINGS (%)
31.44
NOK
26.89
EUR
20.60
NZD
11.47
USD
JPY
-2.33
AUD
-2.86
GBP
-10.45
CAD
-11.37
CHF
-25.47
SEK
-37.92

Source: Barclays Capital as of 03/31/09.

ISSUER DETAILS

Barclays Bank PLC long-term, unsecured obligations*	
S&P rating	AA-
Moody's rating	Aa3

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX CORRELATIONS

Barclays Intelligent Carry Index™	1.00
Dow Jones-AIG Commodity Index Total Return℠	0.28
S&P 500 Index	0.30
Barclays Capital U.S. Aggregate Index	-0.10
MSCI EAFE Index	0.31

Sources: S&P, Dow Jones and AIG Financial Products Corp., Barclays Capital, MSCI Inc., Bloomberg, BGI (03/04 - 03/09), based on monthly returns.

[1] Investors may redeem at least 50,000 units of the iPath® Optimized Currency Carry ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPath® Optimized Currency Carry ETN

The Barclays Capital Intelligent Carry Index™ adopts an innovative strategy to enable investors to capture returns from foreign currency markets. The Index is designed to reflect the total return of an "Intelligent Carry Strategy," which, through an objective and systematic methodology, seeks to capture the returns that are potentially available from a strategy of investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies sometimes referred to as the "carry trade." The pool of currencies to which the index may apply these strategies is commonly referred to as the "G10 currencies" and includes the U.S. dollar, the euro, the Japanese yen, the Canadian dollar, the Swiss franc, the British pound sterling, the Australian dollar, the New Zealand dollar, the Norwegian krone and the Swedish krona.

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 3/31/09)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED*
Barclays Intelligent Carry Index™	-9.99	2.05	3.49	6.28
Dow Jones-AIG Commodity Index Total Return℠	-44.99	-9.84	-3.25	19.89
S&P 500 Index	-38.09	-13.06	-4.76	14.69
Barclays Capital U.S. Aggregate Index	3.13	5.78	4.13	3.89
MSCI EAFE Index	-46.51	-14.47	-2.18	17.88

* Based on monthly returns for 03/04 - 03/09. Sources: S&P, Dow Jones, AIG-FP, Barclays Capital, MSCI Inc., Bloomberg, BGI.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Fund Distribution Company, an affiliate of Barclays Global Investors, N.A. ("BGINA"), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. ("BCI") are affiliates of Barclays Bank PLC.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs linked to the performance of the Barclays Capital Intelligent Carry Index™ is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Barclays Capital Intelligent Carry Index™ and the USD Intelligent Carry Index™ are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

©2009 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0097-0409

Not FDIC Insured • No Bank Guarantee • May Lose Value

BCY BCY-4C-40309

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